Exhibit 99.1

Imperial Tobacco Group PLC

Confirmation of Board Changes

Imperial Tobacco Group PLC confirms that, following the announcement on 28 November 2006 of changes to the Board of Directors of the Company, the following changes have taken place with effect from today:

Mr. I J G Napier is appointed Chairman in succession to Mr. D C Bonham, who has retired from the Board; and

Dr. P H Jungels has become Chairman of the Remuneration Committee and Senior Independent Director in succession to Mr. Napier.

Enquiries:

John Nelson-Smith	Investor Relations Manager	0117 933 7032
Alex Parsons	Group Media Relations Manager	0117 933 7241

Copies of our announcements are available on our website:  www.imperial-tobacco.com